June 8, 2006

Dr. J. Greig
CEO and Principal Executive Officer
Naptau Gold Corporation
103 East Holly Street, Suite 303
Bellingham, WA 98226

> **Re: Naptau Gold Corporation**
> **Form 10-KSB for the Year Ended December 31, 2005**
> **Form 10-QSB for the Quarter Ended March 31, 2006**
> **File No. 0-2660**

Dear Dr. Greig:

We have reviewed the financial statements included in your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

December 31, 2005 Form 10-KSB
Item 8A, page 8

1.   We note in Item 8A that you have presented a partial definition of disclosure controls and procedures, i.e. "designated such disclosure controls and procedures to ensure…" without including the entire definition. Please revise to disclose the entire definition of disclosure controls and procedures, as specified in section 240.13a-15(e) of the Exchange Act, if any definition is presented.

March 31, 2006 Form 10-QSB
Item 3, page 8

2.   Please revise the first sentence in Item 3 to discuss the effectiveness as of the end
        of the fiscal quarter, as required by section 15d-15(b) of the Exchange Act, rather
        than within the 90 days prior to the date of this report.

3.   Please revise line 3 of Item 3 to refer to section 240.13a-15(b) of the Exchange Act,
        which requires the quarterly evaluation of disclosure controls and procedures.

4.   Please revise the second sentence of Item 3 to disclose the entire definition of
        disclosure controls and procedures, as specified in section 240.15d-15(e) of the
        Exchange Act, rather than the partial definition on page 8.

5.   Please clarify in Item 3 whether the effects of the "limited funding available to staff
        administrative and clerical positions" constitute a material weakness. State the
        basis for management's conclusions.

Closing Comments

6.   In connection with responding to our comments, please provide, in writing, a
        statement from the company acknowledging that the company is responsible for the
        adequacy and accuracy of the disclosure in the filings; staff comments or changes
        to disclosure in response to staff comments in the filings reviewed by the staff do
        not foreclose the Commission from taking any action with respect to the filing; and
        the company may not assert staff comments as a defense in any proceeding initiated
        by the Commission or any person under the federal securities laws of the United
        States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession of
all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

        Please make appropriate revisions in your filings in response to these comments.
You may wish to provide us with marked copies of the amendments to expedite our

Dr. J. Greig
Naptau Gold Corporation
June 8, 2006
Page 3

review. Please furnish a cover letter with your revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. These revisions and the letter should be filed on EDGAR no later than March 16, 2006. Please understand that we may have additional comments after reviewing your revisions and responses to our comments.

Any questions regarding the comments may be directed to Maureen Bauer, Accountant at (202) 551-3237 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355. In this regard, please do not hesitate to contact the undersigned or John Reynolds, Chief at (202) 551-3790, who supervised the review of your filing.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies